EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended June 30, 2010, the McCarthy Multi-Cap Stock Fund increased undistributed net investment income by $653 and increased accumulated net realized loss by $653.

For the year ended June 30, 2010, the Davidson Multi-Cap Core Fund increased undistributed net investment income by $3,655 and increased accumulated net realized loss by $3,655.

For the six months ended June 30, 2010, the Phocas Small Cap Value Fund decreased undistributed net investment income by $1,164, increased net realized loss by $624, and increased paid-in capital by $1,788.

The reclassifications have no effect on net assets or net asset value per share.